UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40712

Cardiol Therapeutics Inc.
(Translation of registrant's name into English)

602-2265 Upper Middle Road East, Oakville, Ontario, Canada L6H 0G5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F   ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2026
99.2	Management’s Discussion and Analysis Three and Six Months Ended June 30, 2026
99.3	Form 52-109F2 Certification of Interim Filings - CEO
99.4	Form 52-109F2 Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOL THERAPEUTICS INC.
(Registrant)

Date: August 12, 2026	By:	/s/ Christopher Waddick
		Name:	Christopher Waddick
		Title:	Chief Financial Officer